EXHIBIT 12

Toys "R" Us, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	For the year ended
	01/28/06	01/29/05	01/31/04 (As restated)	02/01/03 (As restated)	02/02/02 (As restated)
Consolidated pretax income (loss) from continuing operations	$(505,542)	$193,476	$93,239	$332,258	$98,469
Share of pretax income of less than 50%-owned companies	2,969	(23,181)	(31,491)	(29,484)	(28,732)
Minority interest in Toysrus—Japan (pre initial public offering)	—	—	—	—	—
Minority interest in Toysrus.com	—	(6,506)	(7,929)	(14,049)	(22,278)
Interest capitalized during period	(437)	(1,123)	(885)	(1,428)	(4,225)
Total fixed charges	508,175	277,485	292,047	261,080	244,856

Adjusted income from continuing operations	$5,165	$440,151	$344,981	$548,377	$288,090

Fixed Charges:
Interest expense	$394,257	$130,016	$141,633	$119,207	$121,487
Interest capitalized during period	437	1,123	885	1,428	4,225
Adjustment to deferred financing amortization-US bridge debt	(32,455)
Interest portion of rental expense	145,936	146,346	149,529	140,445	119,144

Total Fixed Charges	$508,175	$277,485	$292,047	$261,080	$244,856

Ratio of Earnings to Fixed Charges		1.59	1.18	2.10	1.17

Deficiency of Earnings over Fixed Charges	$(503,010)

(a)	For purpose of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before minority interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor, and (iii) amortization of debt issue costs, and (iv) the amount of the company's undistributed (income) losses of less than 50%-owned companies. Fixed charges consist of interest expense, amortization of debt issue costs, and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	299,050	300,197	306,726	288,091	244,397
Capitalization factor	6.1	6.5	6.5	6.5	6.5
Weighted average cost of long-term debt	8.0%	7.5%	7.5%	7.5%	7.5%
Interest in rent expense	145,936	146,346	149,529	140,445	119,144
% of interest to rent expense	49%	49%	49%	49%	49%